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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated October 11, 2004


                        Commission File Number 001-11005


                              ARACRUZ CELULOSE S.A.
                    (Exact Name as Specified in its Charter)

                             ARACRUZ CELLULOSE S.A.
                       (Translation of Registrant's Name)

                   Rua Lauro Muller, 116--40th floor, Botafogo
                      Rio de Janeiro, RJ, 22299-900, Brazil
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  X    Form 40-F____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______                   No  X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    October 11, 2004

                                        ARACRUZ CELULOSE S.A.



                                        By: /s/ Carlos Augusto Lira Aguiar
                                           -------------------------------------
                                              Name:  Carlos Augusto Lira Aguiar
                                              Title: Chief Executive Officer


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                                  EXHIBIT INDEX


Exhibit         Description of Exhibit
-------         ----------------------

99.1. Consolidated Financial Information as of September 30, 2004 and 2003 and Report of Independent Registered Public Accounting Firm